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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G
                                 (Rule 13d-102)

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
            RULES 13d-1(b)(c), AND (d) AND AMENDMENTS THERETO FILED
                           PURSUANT TO RULE 13d-2(b)
                               (Amendment No. 3)

                           Romac International, Inc.
                           -------------------------
                                (Name of Issuer)

                          Common Stock, par value $.01
                         ------------------------------
                         (Title of Class of Securities)

                                  775835 10 1
                                 --------------
                                 (CUSIP Number)

                               December 31, 1999
            -------------------------------------------------------
            (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         [ ] Rule 13d-1(b)

         [ ] Rule 13d-1(c)

         [X] Rule 13d-1(d)








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CUSIP No. 775835 10 1                                               Page 2 of 3

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1        NAME OF REPORTING PERSON

                  David L. Dunkel

         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

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2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) [ ]
                                                                         (b) [ ]

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3        SEC USE ONLY

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4        CITIZENSHIP OR PLACE OF ORGANIZATION

                  U.S.A.

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                           5        SOLE VOTING POWER

      NUMBER OF                              3,148,727, includes 50,000
       SHARES                                exercisable options.
    BENEFICIALLY           -----------------------------------------------------
      OWNED BY             6        SHARED VOTING POWER
        EACH
      REPORTING                              151,712, includes 40,000
       PERSON                                exercisable options. The reporting
        WITH                                 person disclaims beneficial
                                             ownership of all these shares and
                                             exercisable options.
                           -----------------------------------------------------
                           7        SOLE DISPOSITIVE POWER

                                             1,879,496, includes 50,000
                                             exercisable options
                           -----------------------------------------------------
                           8        SHARED DISPOSITIVE POWER

                                             151,712, includes 40,000
                                             exercisable options. The reporting
                                             person disclaims beneficial
                                             ownership of all these shares and
                                             exercisable options.
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9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  3,300,439
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10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
         SHARES*
                                                                             [ ]
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11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                  7.1%
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12       TYPE OF REPORTING PERSON*

                  IN
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         *SEE INSTRUCTIONS BEFORE FILLING OUT.


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CUSIP No. 775835 10                                                  Page 3 of 3

This Amendment No. 3 to Schedule 13G, as amended, is being filed on behalf of David L. Dunkel relating to the common stock $.01 par value (the "Common Stock") of Romac International, Inc., a Florida corporation (the "Issuer"). The terms defined in the original Schedule 13G, as amended, shall have the same meaning when used in this Amendment. This Amendment is being filed pursuant to Rule 13d-2 of the General Rules and Regulations under the Securities and Exchange Act of 1934 as amended. Only those items reported in this Amendment are amended.
All other items remain unchanged.

Item 4.  Ownership

         (a) Amount Beneficially Owned (describe): Of the 3,300,439 shares reported pursuant to this Schedule 13G: (i) 111,712 shares are currently held by the reporting person's spouse; (ii) 50,000 shares are subject to options currently exercisable held by the reporting person; (iii) 40,000 shares are subject to options currently exercisable by the reporting person's spouse; (iv) 1,269,231 shares are held by the reporting person's former spouse, with the reporting person having voting power but no dispositive power, and (v) 1,829,496 shares are directly held by the reporting person. The reporting person disclaims beneficial ownership of the 111,712 shares and 40,000 exercisable options held by his spouse.

         (b) Percent of Class: 7.1%, based on the 46,500,174 outstanding shares reported on the most recently filed Form 10-Q for the quarter ending September 30, 1999.

         (c)      Number of shares as to which such person has:

                  (i) Sole power to vote or to direct the vote: 3,148,727, includes 50,000 exercisable options.
                  (ii) Shared power to vote or to direct the vote: 151,712, includes 40,000 exercisable options; the reporting person disclaims beneficial ownership of such shares and exercisable options.
                  (iii) Sole power to dispose or to direct the disposition of: 1,879,496, includes 50,000 exercisable options.
                  (iv) Shared power to dispose or to direct the disposition of: 151,712, includes 40,000 exercisable options; the reporting person disclaims beneficial ownership of such shares and exercisable options.

                                   SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                             Dated: February 29, 2000

                                             /s/ David L. Dunkel
                                             ---------------------------------
                                             Signature


                                             David L. Dunkel
                                             ---------------------------------
                                             Name/Title